Stellar Biotechnologies Announces Preclinical Poster at Society of Toxicology (SOT) Showing That Forms and Sources of KLH Matter

PORT HUENEME, CA, (March 13, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH) today announced the presentation of results from a preclinical study of Keyhole Limpet Hemocyanin (KLH), conducted together with a partner, showing that manufacturing source and molecule form can impact the magnitude and consistency of antibody response to KLH.

The abstract titled “T-Cell Dependent Antibody Responses in the Rat:  Forms and Sources of KLH Matter” will be presented this week in a Poster session at the 52nd Annual Meeting of the Society of Toxicology (SOT) (March 10-14, 2013) at the Henry B. Gonzalez Convention Center in San Antonio, Texas.

KLH is used extensively in drug immunotoxicology to measure the T-cell dependent antibody response (TDAR).  TDAR testing is widely recognized by regulatory agencies and drug developers worldwide as a standard method of assessing the suppressive effects of immunomodulating drugs on the immune system.

In the study, anti-KLH IgM and IgG responses were measured in rats immunized with five different KLHs from three KLH commercial sources, including Stellar KLH.  All test articles were administered without co-injection of an adjuvant.  Dose analysis and biophysical characterization were also conducted.  Among GMP grade KLHs tested in the study, Stellar HMW KLH and Stellar Subunit KLH elicited the greatest IgM and IgG responses.  In addition, Stellar Subunit KLH elicited the greatest IgM and IgG responses compared to the subunit KLHs from other sources.

“Stellar has long understood the impact that source and manufacturing process can have on the KLH molecule,” said Herb Chow, Ph.D., Stellar Chief Technical Officer.  “This data confirms our internal studies and our belief that Stellar’s cGMP manufacturing processes deliver a more stable KLH with superior immunogenicity.”

The rapidly growing number of immunomodulating agents in drug company pipelines is driving the need for improved methods to assess the effect of these new drugs in patients.  Stellar’s goal is to improve the predictive value of immunotoxicology studies by delivering KLH products that can transition from pre-clinical to clinical phases, and help deliver meaningful information about immune response.  Clients using KLH for TDAR testing include the many clinical research organizations (“CROs”) and pharmaceutical developers needing KLH in all phases of drug development.

Presentation Information

Abstract/Poster:  Abstract # 2062 / Poster Board # 119

Session Title:  Immunotoxicity Methods

Presentation Date & Time:  March 13, 2013 from 1:00 PM to 4:30 PM

Abstract published online in The Toxicologist March 2013, ISSN 1096-6080, Vol 132(1):440

About SOT

The Society of Toxicology (SOT) 52nd Annual Meeting is the largest toxicology meeting and exhibition in the world, with an expected attendance of more than 7,300 scientists from around the globe.  The SOT Annual Meeting is the venue for toxicologists to learn about the scientific advances that have taken place over the past 12 months.

For more information:

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein, Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

Frank Oakes, Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

, Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us

Forward Looking Statements

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